U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                                         SEC FILE NUMBER:0-22982

                                                         CUSIP NUMBER: 639208107


   [X] Form 10-K                          [ ] Form 20-F           [  ] Form 11-K
   [ ] Form 10-Q and Form 10-QSB          [ ] Form N-SAR


For Period Ended: March 31, 1998
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR



Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.




PART I--REGISTRANT INFORMATION



Full Name of Registrant: Navarre Corporation ("Registrant")

Former Name if Applicable:  Not applicable

Address of Principal Executive Office (Street and Number):
                                                          7400 49th Avenue North


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City, State and Zip Code: New Hope MN 55428




PART II--RULES 12B-25(b) AND (c)




If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject Form 10-K (Proxy) will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




PART III--NARRATIVE



State below in reasonable detail the reasons why the Form 10-KS could not be filed within the prescribed time period.

The Registrant's Form 10K was timely filed. The Registrant's definitive Proxy will be filed 122 days from the end of the Company's fiscal year rather than 120 days due to the Company's need to reconcile the Company's Common Stock outstanding with the Company's Transfer Agent records due to conversion of preferred stock. The definitive Proxy Statement will be filed on July 31, 1998.

PART IV--OTHER INFORMATION




(1) Name and telephone number of person to contact in regard to this notification:

     Kathy Conlin                 (612)                535-8333
     (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? If the answer is no, identify report(s).

             [X] Yes                   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Not applicable

             [ ] Yes                   [ ] No

     See Part III.


                               NAVARRE CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: July 30, 1998

                                    ____________________________
                                    Kathy Conlin, Controller